SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2009

Aladdin Knowledge Systems Ltd.
(Translation of registrant’s name into English)

35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CONTENTS

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

1.	Registrant’s Letter to Shareholders, Notice of Meeting and Proxy Statement in connection with a Special General Meeting of Shareholders of the Registrant to be held on February 20, 2009, attached as Exhibit 99.1 hereto, together with the following appendices thereto:

	(a)	Appendix A – Agreement and Plan of Merger by and among Magic Lamp Corp., Jasmine Merger Corp Ltd., and the Registrant, dated as of January 11, 2009, attached as Exhibit 99.1(a) hereto;

	(b)	Appendix B – Form of Voting Agreement, attached as Exhibit 99.1(b) hereto;

	(c)	Appendix C – Articles Amendment, attached as Exhibit 99.1(c) hereto;

	(d)	Appendix D – Form of Indemnification Agreement, attached as Exhibit 99.1(d) hereto; and

	(e)	Appendix E – Form of Tax Declaration Form, attached as Exhibit 99.1(e) hereto.

2.	Form of Proxy Card in connection with the Special General Meeting of Shareholders of the Registrant to be held on February 20, 2009, attached as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Registrant)

By: /s/ Aviram Shemer

Aviram Shemer
Chief Financial Officer

Date: January 27, 2009